                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ______________

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)


                             ST. JOHN KNITS, INC.
                             --------------------
                               (Name of Issuer)


                                 Common Stock
                                 ------------
                        (Title of Class of Securities)


                                  790289 10 2
                                  -----------
                                (CUSIP Number)


                                ______________

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-----------------------                                  ---------------------
 CUSIP NO. 790289 10 2                13G                  PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert E. Gray                                Social Security No.:

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP/*/
 2                                                              (a) [_]
      N/A                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                  370,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                                758,479
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                   370,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                                758,479

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            1,128,479 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/*/
10
            N/A

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            6.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON/*/
12
            IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 1(a).  Name of Issuer:
            --------------

            ST. JOHN KNITS, INC.


ITEM 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            17422 Derian Avenue
            Irvine, California 92614


ITEM 2(a).  Name of Person Filing:
            ---------------------

            Robert E. Gray


ITEM 2(b).  Address of Principal Business Office:
            ------------------------------------

            17422 Derian Avenue
            Irvine, California 92614


ITEM 2(c).  Citizenship:
            -----------

            United States of America


ITEM 2(d).  Title of Class of Securities:
            ----------------------------

            Common Stock


ITEM 2(e).  CUSIP Number:
            ------------

            790289 10 2


ITEM 3      If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
            -------------------------------------------------------------------
            check whether the person filing is a:
            ------------------------------------

            Not applicable

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ITEM 4   Ownership:
         ---------

         (a)  Amount Beneficially Owned:            1,128,479
              -------------------------

         (b)  Percent of Class:                          6.6%
              ----------------

         (c)  Number of shares as to
              ----------------------
              which such person has:
              ---------------------

              (i)   sole power to vote or to
                    ------------------------
                    direct the vote:                  370,000/1/
                    ---------------

              (ii)  shared power to vote
                    --------------------
                    or direct the vote:               758,479/2/
                    ------------------

              (iii) sole power to dispose or
                    ------------------------
                    to direct the disposition of:     370,000/1/
                    ----------------------------

              (iv)  shared power to dispose or
                    --------------------------
                    to direct the disposition of:     758,479/2/
                    ----------------------------


ITEM 5   Ownership of Five Percent or Less of a Class:
         --------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].


ITEM 6   Ownership of More than Five Percent on Behalf of Another Person:
         ---------------------------------------------------------------

         Not applicable


ITEM 7   Identification and Classification of the Subsidiary Which Acquired the
         ----------------------------------------------------------------------
         Security Being Reported on By the Parent Holding Company:
         --------------------------------------------------------

         Not applicable

______________

     /1/ Represents 370,000 shares of the Company's Common Stock underlying exercisable employee stock options issued to Robert E. Gray.

     /2/ Includes 703,839 shares which are owned by the Gray Family Trust (a revocable living trust), of which Robert E. Gray and his spouse, Marie Gray, serve as co-Trustees. In addition, includes 54,640 shares which are owned by the Kelly Ann Gray Trust, of which Robert E. Gray and Marie Gray serve as co-Trustees.

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ITEM 8   Identification and Classification of Members of the Group:
         ---------------------------------------------------------

         Not applicable


ITEM 9   Notice of Dissolution of Group:
         ------------------------------

         Not applicable

ITEM 10  Certification:
         -------------

         Not applicable


                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  February 9, 1998
                -

                                          /s/ Robert E. Gray
                                          --------------------------------
                                          Robert E. Gray

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